ANGEL OAK FINANCIAL STRATEGIES INCOME TERM TRUST

AMENDED AND RESTATED OPERATING EXPENSE LIMITATION AGREEMENT

THIS OPERATING EXPENSE LIMITATION AGREEMENT, dated as of October 1, 2025, as amended and restated February 1, 2026, is made and entered into by and between the Angel Oak Financial Strategies Income Term Trust, a Delaware statutory trust (the “Trust” or the “Fund”), and Angel Oak Capital Advisors, LLC (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Fund and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.  LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement between the Fund and the Adviser, and/or reimburse other expenses of the Fund, until the applicable date listed on Schedule A attached hereto, to the extent necessary to limit the current operating expenses of the Fund (exclusive of any management fees, front-end sales loads, taxes, interest expenses, dividend and interest expenses related to short sales, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, any transaction-related expenses and fees arising out of transactions effected on behalf of the Fund, litigation and potential litigation expenses, expenses of shareholder proposals, contested elections, or non-routine shareholder meetings, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business (collectively, the “Excluded Expenses”)), to the amount of the “Maximum Operating Expense Limit” as set forth in Schedule A. In the event that the current operating expenses of the Fund, as accrued each month, exceeds its Maximum Operating Expense Limit, the Adviser will reduce the fees payable to it and/or pay to the Fund, on a monthly basis, the excess expense within 15 calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess payment is due. In the event that the Board determines that an excess expense payment due date be other than 15 calendar days, the Fund will provide the Adviser with ten (10) calendar days’ written notice prior to the implementation of such other excess expense payment due date.

2.  DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, but it does not include any Excluded Expenses.

3.  REIMBURSEMENT OF FEES AND EXPENSES. The Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Section 1 (the “Deferred Fees”), subject to the limitations provided in this Section. Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of any Excluded Expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily gross assets of the Fund) equal to or less than the “Maximum Operating Expense Limit” for the Fund, as set forth on Schedule A. Furthermore, the amount of Deferred Fees paid by the Fund in any month shall be limited so that the sum of: (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of any Excluded Expenses) do not exceed the above-referenced “Maximum Operating Expense Limit” for the Fund.

Deferred Fees with respect to any fiscal year of the Fund shall not be payable by the Fund to the extent that the amounts payable by the Fund pursuant to the preceding paragraph during the period ending three years after the end of the month in which the Adviser incurred the expense are not sufficient to pay such Deferred Fees.

4.  TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period ending no sooner than the applicable date listed on Schedule A attached hereto, unless sooner terminated as provided in Section 5 of this Agreement.

5.  TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Advisory Agreement is terminated, with such termination effective upon the effective date of the Advisory Agreement’s termination. The Fund’s obligation to pay to the Adviser any Deferred Fees, subject to the terms and provisions provided in Section 3 of this Agreement, shall survive the termination of this Agreement.

6.  ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.  SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.  GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ANGEL OAK FINANCIAL STRATEGIES INCOME TERM TRUST		ANGEL OAK CAPITAL ADVISORS, LLC

By:	/s/ Chase Eldredge	By:	/s/ Chase Eldredge
Name: Chase Eldredge		Name: Chase Eldredge
Title: Chief Compliance Officer		Title: Chief Compliance Officer

SCHEDULE A

OPERATING EXPENSE LIMITS

as of October 1, 2025

Fund Name	Maximum Operating Expense Limit*	Termination Date

Angel Oak Financial Strategies Income Term Trust	0.25%	September 30, 2027

* Expressed as a percentage of a Fund’s average daily gross assets.